Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of February 2006
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: February 16, 2006

List of materials

Documents attached hereto:


i) A press release announcing Issues of the Eighteenth, Nineteenth and Twentieth Series Unsecured Bonds

                                              Sony Corporation
                                              6-7-35 Kitashinagawa,
                                              Shinagawa-ku
                                              Tokyo, 141-0001
                                              Japan


                                              No. 06 - 014E
                                              February 16, 2006



    Issues of the Eighteenth, Nineteenth and Twentieth Series Unsecured Bonds


      Sony Corporation (the "Corporation") announced today that it has determined the terms of three tranches of straight bonds in Japan in the total principal amount of 100 billion yen to be issued under its domestic bond shelf registration. The unused maximum aggregate principal amount under the shelf registration is 180 billion yen and the shelf registration's period of effectiveness ends on December 27, 2006. The Corporation intends to use the proceeds of the issues for the repayment of existing debt.


The terms of the issues are as follows:

The Eighteenth Series Unsecured Bonds (the "Bonds")
__________________________________________________
1.   Total amount of issue:             40 billion yen
2.   Book entry bonds:                  The provisions of the Law
                                        Concerning Book-Entry Transfer of
                                        Corporate Bonds, etc. shall apply
                                        to the Bonds.
3.   Denomination of each Bond:         100 million yen
4.   Interest rate:                     1.01 % per annum
5.   Issue price:                       99.99% of the principal amount
6.   Redemption price:                  100% of the principal amount
7.   Maturity date:                     March 19, 2010
8.   Offering period:                   February 16, 2006
9.   Payment date:                      February 28, 2006
10.  Method of offering:                Public offering in Japan; provided,
                                        however, that the Bonds shall not
                                        be offered in the United States, or
                                        to any U.S. persons.
11.  Security:                          The Bonds are not secured by any
                                        pledge, mortgage or other charge on
                                        any assets or revenues of the
                                        Corporation or of others nor are
                                        they guaranteed. There are no
                                        assets reserved as security for the
                                        Bonds.
12.  Special covenants:                 The Bonds are subject to certain
                                        covenants relating to the negative
                                        pledge.
13.  Redemption prior to maturity:      The Corporation may, at any time on
                                        or after the next following day of
                                        the issue date, purchase the Bonds
                                        and have such purchased Bonds
                                        canceled.
14.  Interest payment dates:            March 20 and September 20 of each
                                        year
15.  Book-entry transfer institution:   Japan Securities Depositary Center
                                        Inc.
16.  Fiscal, issuing and paying agent:  Sumitomo Mitsui Banking Corporation
17.  Ratings:                           The Bonds have been given ratings
                                        of "A2" from Moody's Investors
                                        Service, Inc., "A-" from Standard &
                                        Poor's, and "AA-" from Rating and
                                        Investment Information, Inc.


The Nineteenth Series Unsecured Bonds (the "Bonds")
__________________________________________________

1.   Total amount of issue:             35 billion yen
2.   Book entry bonds:                  The provisions of the Law
                                        Concerning Book-Entry Transfer of
                                        Corporate Bonds, etc. shall apply
                                        to the Bonds.
3.   Denomination of each Bond:         100 million yen
4.   Interest rate:                     1.52 % per annum
5.   Issue price:                       99.99 % of the principal amount
6.   Redemption price:                  100% of the principal amount
7.   Maturity date:                     March 19, 2013
8.   Offering period:                   February 16, 2006
9.   Payment date:                      February 28, 2006
10.  Method of offering:                Public offering in Japan; provided,
                                        however, that the Bonds shall not
                                        be offered in the United States, or
                                        to any U.S. persons.
11.  Security:                          The Bonds are not secured by any
                                        pledge, mortgage or other charge on
                                        any assets or revenues of the
                                        Corporation or of others nor are
                                        they guaranteed. There are no
                                        assets reserved as security for the
                                        Bonds.
12.  Special covenants:                 The Bonds are subject to certain
                                        covenants relating to the negative
                                        pledge.
13.  Redemption prior to maturity:      The Corporation may, at any time on
                                        or after the next following day of
                                        the issue date, purchase the Bonds
                                        and have such purchased Bonds
                                        canceled.
14.  Interest payment dates:            March 20 and September 20 of each
                                        year
15.  Book-entry transfer institution:   Japan Securities Depositary Center
                                        Inc.
16.  Fiscal, issuing and paying agent:  Sumitomo Mitsui Banking Corporation
17.  Ratings:                           The Bonds have been given ratings
                                        of "A2" from Moody's Investors
                                        Service, Inc., "A-" from Standard &
                                        Poor's, and "AA-" from Rating and
                                        Investment Information, Inc.


The Twentieth Series Unsecured Bonds (the "Bonds")
_________________________________________________

1.   Total amount of issue:             25 billion yen
2.   Book entry bonds:                  The provisions of the Law
                                        Concerning Book-Entry Transfer of
                                        Corporate Bonds, etc. shall apply
                                        to the Bonds.
3.   Denomination of each Bond:         100 million yen
4.   Interest rate:                     1.75% per annum
5.   Issue price:                       99.97 % of the principal amount
6.   Redemption price:                  100% of the principal amount
7.   Maturity date:                     December 18, 2015
8.   Offering period:                   February 16, 2006
9.   Payment date:                      February 28, 2006
10.  Method of offering:                Public offering in Japan; provided,
                                        however, that the Bonds shall not
                                        be offered in the United States, or
                                        to any U.S. persons.
11.  Security:                          The Bonds are not secured by any
                                        pledge, mortgage or other charge on
                                        any assets or revenues of the
                                        Corporation or of others nor
                                        guaranteed. There are no assets
                                        reserved as security for the Bonds.
12.  Special covenants:                 The Bonds are subject to certain
                                        covenants relating to the negative
                                        pledge.
13.  Redemption prior to maturity:      The Corporation may, at any time on
                                        or after the next following day of
                                        the issue date, purchase the Bonds
                                        and have such purchased Bonds
                                        canceled.
14.  Interest payment dates:            June 20 and December 20 of each
                                        year
15.  Book-entry transfer institution:   Japan Securities Depositary Center
                                        Inc.
16.  Fiscal, issuing and paying agent:  Sumitomo Mitsui Banking Corporation
17.  Ratings:                           The Bonds have been given ratings
                                        of "A2" from Moody's Investors
                                        Service, Inc., "A-" from Standard &
                                        Poor's, and "AA-" from Rating and
                                        Investment Information, Inc.


Note: This press release is intended as general information regarding Sony Corporation's issuance of straight bonds and shall not be considered an offering of securities. This press release shall not be construed as an offering of securities in any region including the United States or Canada. The securities have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the Securities Act.